FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Material Fact dated October 9, 2012.

MATERIAL FACT

With regard to the currently outstanding “Valores Santander”, for which a prospectus was registered with the Spanish Comisión Nacional del Mercado de Valores on September 19, 2007 and following the relevant fact communication made on September 28, Banco Santander hereby informs that 4 October 2012 was the mandatory conversion date for of all the “Valores Santander” outstanding. Pursuant to the terms of such securities, Banco Santander has issued 200,311,513 new shares in exchange for those “Valores Santander”, which represent 1.98% of the share capital post-increase.

The public deed formalising the capital increase has been registered with the Commercial Registry of Cantabria today. It is envisaged that the authorisation for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on October 11, 2012, with ordinary trading of such shares commencing on October 12, 2012. The new shares will carry the right to participate in the “Santander Dividendo Elección” program (scrip dividend scheme) to be applied to the second 2012 interim dividend for which a calendar was announced on September 10, 2012.

After such issue, the share capital of Banco Santander amounts to 5,049,536,126.50 Euros, represented by 10,099,072,253 ordinary shares.

Boadilla del Monte (Madrid), October 9, 2012

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 9, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President